[redacted]

14040762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2014 |
| Estimated average burden hours per response | 12.00 |

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40413 |

FACING PAGE

quired of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** ENDING **12/31/13**
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buckman, Buckman, and Reid**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**174 Patterson Avenue**
(No. and Street)

**Shrewsbury, NJ 07702**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**John Famiglietti (732) 530-0303**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGuigan Tombs and Company**
(Name – *if individual, state last, first, middle name*)

**2399 Highway 34, Building D Manasquan, NJ 08736**
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

* KW 5/19

# OATH OR AFFIRMATION

I, **H. John Buckman** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buckman, Buckman & Reid, Inc**, as of **December 31, 2013** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

---

---

---

**ANNE M ROSLIN**
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires Aug. 04, 2016

1/31/14
Notary Public

Signature

Chairman, CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

## Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) and Affiliate which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc. and Affiliate, as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary information included on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

Manasquan, New Jersey
February 24, 2014

***BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE***

Consolidated Statements of Financial Condition

December 31, 2013 and 2012

## ASSETS

| | 2013 | 2012 |
|---|---|---|
| Cash and cash equivalents | $ 289,169 | $ 63,767 |
| Deposits with clearing organizations | 100,528 | 200,000 |
| Securities owned - equities, at fair value | 223,557 | 230,722 |
| Receivable from clearing organizations | 837,937 | 844,788 |
| Other receivables | 83,303 | - |
| Prepaid expenses and other assets | 89,713 | 223,554 |
| Note receivable - stockholder | 80,000 | 600,000 |
| Property and equipment at cost, net of accumulated depreciation of $232,603 in 2013 and $229,055 in 2012 | 693 | 4,241 |
| | $ 1,704,900 | $ 2,167,072 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2013 | 2012 |
|---|---|---|
| Accounts payable and accrued expenses | $ 728,902 | $ 1,119,610 |
| Marketable equity securities sold short, at fair value | 193,129 | 85,953 |
| Collateralized agreements: | | |
| Subordinated loans | 675,000 | 635,000 |
| Secured demand note - stockholder | 80,000 | 600,000 |
| Total liabilities | 1,677,031 | 2,440,563 |
| Stockholders' equity | | |
| Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,576 shares in 2013 and 2,416 shares in 2012 | 1,248,212 | 298,212 |
| Additional paid in capital | 52,166 | 52,166 |
| Accumulated deficit | (1,272,509) | (623,869) |
| Total stockholders' equity | 27,869 | (273,491) |
| | $ 1,704,900 | $ 2,167,072 |

See accompanying notes to consolidated financial statements